INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. **Delivery of Election Form.** A properly completed election form must be received by Sonus by 5:00 p.m., Eastern Time, on Monday, September 10, 2007. We intend to confirm the receipt of your election form by e-mail within two business days after you submit your election form via the offer website. If you have not received an e-mail that we have received your election form within two business days, you should e-mail sknox@sonusnet.com and include your telephone number, and we will call you. You may also call Sharon Knox at (978) 614-8572. It is your responsibility to ensure that we receive your election form by 5:00 p.m., Eastern Time, on Monday, September 10, 2007. Our receipt of your election form is not by itself an acceptance of your election to amend. For purposes of the offer, we will be deemed to have accepted valid elections that have been made and not properly withdrawn as of when we give notice to the eligible holders generally of our acceptance of such elections. We may issue this notice of acceptance by e-mail or other methods of communication. We will not accept any alternative, conditional or contingent elections. Although it is our intent to send you an e-mail that confirms our receipt of your election form, by signing your election form, you waive any right to receive any notice of the receipt of the election to amend your options, except as provided for in the Offer to Amend. Any confirmation of receipt sent to you will merely be a notification that we have received your election form and does not mean that your options have been amended. Your options with respect to which elections are accepted will be amended on the date and time immediately following the date and time that this offer expires, which is currently expected to be Monday, September 10, 2007, at 5:00 p.m., Eastern Time.

2. **Withdrawal.** If you have previously elected to accept the offer to amend your eligible options, you may withdraw that election for some or all of these options at any time before the expiration of the offer, which is currently expected to be 5:00 p.m., Eastern Time, on Monday, September 10, 2007. If we extend the offer, you may withdraw your election for some or all of your eligible options at any time until the date and time of the extended expiration of the offer.

   In addition, although we intend to accept all valid elections promptly after the expiration of the offer, if we have not accepted your election by 5:00 p.m., Eastern Time, on Friday, October 5, 2007, you may withdraw your election at any time after that date.

   To validly change or withdraw your election, you must complete and submit a new election form via the offer website prior to the expiration of the offer. You should keep a copy of your revised election form with your other records for the offer. If you again change your mind, you may submit another election form and you will be bound by the last properly submitted election form we receive before the expiration of the offer. We must receive the properly completed election form before the expiration of the offer. The expiration of the offer will be at 5:00 p.m., Eastern Time, on Monday, September 10, 2007, unless we extend the offer.

3. **Elections.** If you participate in this offer, you will be required to accept the offer for the entire eligible portion of each eligible option you elect to amend. In other words, you must accept the offer for all the shares subject to a particular eligible option, but not necessarily for all your eligible options, if you hold more than one eligible option. If you have exercised a portion of an eligible option grant, your election will apply to the portion that remains outstanding and unexercised.

   If you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible holder beneficially owns a portion of that option grant, you may accept this offer for the entire remaining outstanding portion of the option if so directed by the beneficial owner as to his or her portion in accordance with the applicable domestic relations order or comparable legal documents. Sonus will respect an election properly made by you, as the legal owner of the eligible option, and accepted by Sonus and will not be responsible to you or the beneficial owner of the eligible option for any errors made by you in such an election.

4. **Names; Other Information.** The name on the Agreement to Terms of Election must confirm to the current name of the person submitting the form. If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change by e-mail to Sharon Knox at sknox@sonusnet.com. If the election form is submitted by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, proper evidence satisfactory to the Company of the authority of that person to act in that capacity must be submitted by e-mail to Sharon Knox at sknox@sonusnet.com.

5. **Requests for Assistance or Additional Copies.** You should direct general questions about the terms of the offer or any requests for additional copies of the Offer to Amend to sknox@sonusnet.com and include your telephone number. You may also call Sharon Knox at (978) 614-8572. We will furnish additional copies of the Offer to Amend to you promptly and at our expense.

6. **Irregularities.** We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any elections that have been made that we determine are not in good order or that we determine are unlawful to accept. We will accept all proper elections that are made and that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election of any particular options or for any particular eligible holder, provided that if we grant any such waiver, it will be granted for all eligible holders and options for which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the eligible holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will we or anyone else incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

7. **Important Tax Information.** You should refer to Section 14 of the Offer to Amend, which contains important U.S. federal income tax information. We strongly recommend that you consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of participating or not participating in the offer. You should direct general questions about the terms of the offer or requests for general tax information about the offer to sknox@sonusnet.com and include your telephone number, and we will call you. You may also call Sharon Knox at (978) 614-8572.

8. **Copies.** You should keep a copy of the election form, after you have completed and submitted it, and retain it for your records.

IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY SONUS BY 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE.